UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

December 1, 2025

Commission File Number: 001-38159

BRITISH AMERICAN TOBACCO P.L.C.
(Translation of registrant’s name into English)

Globe House
4 Temple Place
London WC2R 2PG
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒              Form 40-F ☐

This report includes materials as exhibits that have been published and made available by British American Tobacco p.l.c. as of the date indicated in the relevant exhibit description.

EXHIBIT INDEX

Exhibit	Description

Exhibit 1	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Voting Rights and Capital” dated November 3, 2025.

Exhibit 2	Press Release entitled “Transaction in own shares” dated November 4, 2025.

Exhibit 3	Press Release entitled “Transaction in own shares” dated November 5, 2025.

Exhibit 4	Press Release entitled “Transaction in own shares” dated November 6, 2025.

Exhibit 5
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated November 6, 2025.

Exhibit 6	Press Release entitled “Transaction in own shares” dated November 7, 2025.

Exhibit 7	Press Release entitled “Transaction in own shares” dated November 10, 2025.

Exhibit 8	Press Release entitled “Transaction in own shares” dated November 11, 2025.

Exhibit 9
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated November 11, 2025.

Exhibit 10
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated November 11, 2025.

Exhibit 11
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated November 11, 2025.

Exhibit 12	Press Release entitled “Transaction in own shares” dated November 12, 2025.

Exhibit 13	Press Release entitled “Transaction in own shares” dated November 13, 2025.

Exhibit 14
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated November 13, 2025.

Exhibit 15	Press Release entitled “Transaction in own shares” dated November 14, 2025.

Exhibit 16	Press Release entitled “Transaction in own shares” dated November 17, 2025.

Exhibit 17	Press Release entitled “Transaction in own shares” dated November 18, 2025.

Exhibit 18
Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated November 18, 2025.

Exhibit 19	Press Release entitled “Transaction in own shares” dated November 19, 2025.

Exhibit 20	Press Release entitled “Transaction in own shares” dated November 20, 2025.

Exhibit 21	Press Release entitled “British American Tobacco p.l.c. (the “Company”) – Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them” dated November 20, 2025.

Exhibit 22	Press Release entitled “Transaction in own shares” dated November 21, 2025.

Exhibit 23	Press Release entitled “Transaction in own shares” dated November 24, 2025.

Exhibit 24	Press Release entitled “Transaction in own shares” dated November 25, 2025.

Exhibit 25	Press Release entitled “Transaction in own shares” dated November 26, 2025.

Exhibit 26	Press Release entitled “Transaction in own shares” dated November 27, 2025.

Exhibit 27	Press Release entitled “Transaction in own shares” dated November 28, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

British American Tobacco p.l.c.

By:	/s/ Christopher Worlock
	Name:	Christopher Worlock
	Title:	Assistant Secretary

Date:  December 1, 2025